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                 April 11, 2022

       Kyle J. Loudermilk
       Kyle J. Loudermilk Chief Executive Officer
       GSE Systems, Inc.
       6940 Columbia Gateway Drive, Suite 470
       Columbia, MD 21046

                                                        Re: GSE Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2022
                                                            File No. 333-264114

       Dear Mr. Loudermilk:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Scott Wilson, Esq.